                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the Fiscal Year Ended December 31, 1998

                                       or

[ ] TRANSITION REPORT, PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ______________ to ______________

     Commission file number 1-4654

     A.   Full title of Plan: WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                                WITCO CORPORATION
                                ONE AMERICAN LANE
                        GREENWICH, CONNECTICUT 06831-2559

                                    SIGNATURE

     The Plan Pursuant to the requirements of the Securities Exchange Act of 1934 and the administrators of the Witco Corporation Employee Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                  WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

Date:  June 25, 1999              By   /S/ Brian J. Dick
                                       ---------------------------------------
                                       Brian J. Dick
                                       Vice President of Finance and Controller
                                       of Witco Corporation

               Witco Corporation Employee Retirement Savings Plan

                 Financial Statements And Supplemental Schedules

                     Years Ended December 31, 1998 and 1997

                                    CONTENTS


Report of Independent Auditors.........................................................F-1

Financial Statements

Statements of Assets Available for Benefits, with Fund Information (Modified
Cash Basis)as of December 31, 1998 and 1997............................................F-2

Statements of Changes in Assets Available for Benefits, with Fund Information
(Modified Cash Basis) for the Years Ended December 31, 1998 and 1997...................F-3

Notes to Financial Statements (Modified Cash Basis)....................................F-9

Supplemental Schedules

Schedule of Assets Held for Investment Purposes.......................................F-14
Schedule of Reportable Transactions...................................................F-15

Consent of Independent Auditors ................................................Exhibit 23

                         Report of Independent Auditors

Management and Employees of Witco Corporation

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for benefits (modified cash basis) as of December 31, 1998 and 1997, and changes therein (modified cash basis) for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and the changes in assets available for benefits of each fund. The supplemental schedules (modified cash basis) and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                      /s/ ERNST & YOUNG LLP

Stamford, Connecticut
June 18, 1999

               Witco Corporation Employee Retirement Savings Plan

                  Statements of Assets Available for Benefits,
                             with Fund Information
                             (Modified Cash Basis)

                                                                                  DECEMBER 31
                                                                           1998                 1997
                                                                    ----------------------------------------
ASSETS
Investments (Notes 2 and 4):
   Witco Common Stock Fund                                             $  10,211,683        $  18,245,434
   Managed Income Portfolio II                                            50,905,087           52,516,728
   Mutual Funds:
      Fidelity Magellan Fund                                              39,533,984           29,181,410
      Fidelity Asset Manager Fund                                         14,521,967           13,692,926
      Fidelity International Growth and Income Fund                        5,823,524            5,615,485
      Fidelity Equity Income Fund                                         21,109,390           22,228,018
      Fidelity Asset Manager: Growth Fund                                  7,924,114            6,810,220
      Fidelity Growth Company Fund                                        15,230,895           12,394,428
      Fidelity Asset Manager: Income Fund                                  1,747,579            1,629,018
      Fidelity Institutional Short-Intermediate Government Fund            5,809,452            5,636,394
   Participant Loans Receivable                                            3,063,427            3,013,616
                                                                    ----------------------------------------
Assets available for benefits                                           $175,881,102         $170,963,677
                                                                    ========================================


See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1998

                                                                                                                       Fidelity
                                                              Witco                Managed           Fidelity            Asset
                                                             Common                 Income           Magellan           Manager
                                                            Stock Fund           Portfolio II           Fund              Fund
                                                       ----------------------------------------------------------------------------
  Additions (deductions) to assets
  attributed to:
  Investment income
     Net appreciation (depreciation) in fair
       value of investments                                $(10,962,128)        $         -        $ 7,833,560        $  (551,189)
     Dividends                                                       -            3,014,433          1,804,215          2,624,832
                                                            ------------        ------------       ------------       ------------
                                                            (10,962,128)          3,014,433          9,637,775          2,073,643
                                                            ------------        ------------       ------------       ------------
   Contributions
     Participants                                             1,464,830           1,790,921          2,170,029            722,929
     Employer                                                   391,264             565,197            583,293            228,029
                                                            ------------        ------------       ------------       -----------
                                                              1,856,094           2,356,118          2,753,322            950,958
                                                            ------------        ------------       ------------       -----------
  Loan repayments (interest and principal)                      187,244             438,112            280,910            133,625
                                                            ------------        ------------       ------------       ------------
  Total additions (deductions)                               (8,918,790)          5,808,663         12,672,007          3,158,226
                                                            ------------        ------------       ------------       ------------
  Deductions from assets attributed to:
     Withdrawals                                             (1,457,207)         (7,145,229)        (3,699,131)        (1,667,607)
     Administrative expenses                                     (7,179)           (112,446)            (3,389)              (304)
     Loan withdrawals                                          (173,758)           (361,324)          (296,649)          (134,744)
                                                            ------------        ------------       ------------       ------------
  Total deductions                                           (1,638,144)         (7,618,999)        (3,999,169)        (1,802,655)
                                                            ------------        ------------       ------------       ------------
  Net increase (decrease) prior to interfund
     transfers                                              (10,556,934)         (1,810,336)         8,672,838          1,355,571
  Interfund transfers                                         2,523,183             198,695          1,679,736           (526,530)
                                                            ------------        ------------       ------------       ------------
  Net increase (decrease)                                    (8,033,751)         (1,611,641)        10,352,574            829,041
  Assets available for benefits at beginning of
     year                                                    18,245,434          52,516,728         29,181,410          13,692,926
                                                            ------------        ------------       ------------       ------------
  Assets available for benefits at end
     of year                                                $ 10,211,683        $50,905,087        $ 39,533,984       $ 14,521,967
                                                            ============        ============       ============       ============

See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information

                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1998

                                                                                                      Fidelity
                                                              Fidelity           Fidelity              Asset              Fidelity
                                                           International          Equity              Manager:             Growth
                                                             Growth and           Income               Growth             Company
                                                            Income Fund            Fund                 Fund                Fund
                                                       ---------------------------------------------------------------------------
Additions (deductions) to assets attributed to:
Investment income
   Net appreciation (depreciation) in fair value
     of investments                                         $    332,127        $  1,251,149       $    134,458       $  2,194,942
   Dividends                                                     193,530           1,244,761          1,096,794          1,061,958
                                                            ------------        ------------       ------------       ------------
                                                                 525,657           2,495,910          1,231,252          3,256,900
                                                            ------------        ------------       ------------       ------------
Contributions
   Participants                                                  467,931           1,479,510            639,243          1,189,327
   Employer                                                      138,834             381,615            155,324            295,108
                                                            ------------        ------------       ------------       ------------
                                                                 606,765           1,861,125            794,567          1,484,435
                                                            ------------        ------------       ------------       ------------
Loan repayments (interest and principal)                          56,731             168,780             68,978            115,886
                                                            ------------        ------------       ------------       ------------
Total additions (deductions)                                   1,189,153           4,525,815          2,094,797          4,857,221
                                                            ------------        ------------       ------------       ------------
Deductions from assets attributed to:
   Withdrawals                                                  (492,636)         (2,831,583)          (887,241)          (992,737)
   Administrative expenses                                           (70)               (664)               (47)              (172)
   Loan withdrawals                                              (40,957)           (183,935)           (70,881)           (89,144)
                                                            ------------        ------------       ------------       ------------
Total deductions                                                (533,663)         (3,016,182)          (958,169)        (1,082,053)
                                                            ------------        ------------       ------------       ------------
Net increase (decrease) prior to interfund
   transfers                                                     655,490           1,509,633          1,136,628          3,775,168
Interfund transfers                                             (447,451)         (2,628,261)           (22,734)          (938,701)
                                                            ------------        ------------       ------------       ------------
Net increase (decrease)                                          208,039          (1,118,628)         1,113,894          2,836,467
Assets available for benefits at beginning of
   year                                                        5,615,485          22,228,018          6,810,220         12,394,428
                                                            ------------        ------------       ------------       ------------
Assets available for benefits at end
   of year                                                  $  5,823,524        $ 21,109,390       $  7,924,114       $ 15,230,895
                                                            ============        ============       ============       ============

See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information

                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1998



                                                                                   Fidelity
                                                                                 Institutional
                                                          Fidelity Asset             Short-
                                                             Manager:             Intermediate      Participant
                                                             Income                Government          Loans
                                                               Fund                  Fund            Receivable          Total
                                                       ---------------------------------------------------------------------------

Additions (deductions) to assets attributed to:
Investment income
   Net appreciation (depreciation) in fair value
     of investments                                         $    20,466         $    16,823        $       --         $   270,208
   Dividends                                                    151,002             364,353                --          11,555,878
                                                            ------------        ------------       ------------      -------------
                                                                171,468             381,176                --          11,826,086
                                                            ------------        ------------       ------------      -------------
Contributions
   Participants                                                 100,944             320,869                --          10,346,533
   Employer                                                      26,936             106,385                --           2,871,985
                                                            ------------        ------------       ------------      -------------
                                                                127,880             427,254                --          13,218,518
                                                            ------------        ------------       ------------      -------------
Loan repayments (interest and principal)                         13,817              78,242         (1,243,974)           298,351
                                                            ------------        ------------       ------------      -------------
Total additions (deductions)                                    313,165             886,672         (1,243,974)        25,342,955
                                                            ------------        ------------       ------------      -------------
Deductions from assets attributed to:
   Withdrawals                                                 (247,951)           (738,972)          (140,815)       (20,301,109)
   Administrative expenses                                          (20)               (130)               --            (124,421)
   Loan withdrawals                                             (22,626)            (60,582)         1,434,600               --
                                                            ------------        ------------       ------------      -------------
Total deductions                                               (270,597)           (799,684)         1,293,785        (20,425,530)
                                                            ------------        ------------       ------------      -------------
Net increase (decrease) prior to interfund
   transfers                                                     42,568              86,988             49,811          4,917,425
Interfund transfers                                              75,993              86,070                --                 --
                                                            ------------        ------------       ------------      -------------
Net increase (decrease)                                         118,561             173,058             49,811          4,917,425
Assets available for benefits at beginning of
   year                                                       1,629,018           5,636,394          3,013,616        170,963,677
                                                            ------------        ------------       ------------      -------------
Assets available for benefits at end of
   year                                                     $ 1,747,579         $ 5,809,452        $ 3,063,427       $175,881,102
                                                            ============        ============       ============      =============


  See notes to financial statements.


                                      F-5











               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1997




                                                               Witco                                 Managed        Fidelity
                                                              Common            Blended               Income        Magellan
                                                            Stock Fund        Income Fund          Portfolio II       Fund
                                                        ----------------- ----------------- ------------------ -----------------

  Additions (deductions) to assets attributed to:
  Investment income
     Net appreciation (depreciation) in fair value
       of investments                                       $ 4,657,944      $          -     $         -         $ 4,231,972
     Interest                                                         -         3,016,032         517,080                   -
     Dividends                                                        -                 -          19,193           1,874,822
                                                       ----------------- ----------------- ------------------ -----------------
                                                              4,657,944         3,016,032         536,273           6,106,794
                                                       ----------------- ----------------- ------------------ -----------------
  Contributions
     Participants                                             1,412,818         1,785,196         376,255           1,922,116
     Employer                                                   379,482           511,951         109,049             522,645
                                                       ----------------- ----------------- ------------------ -----------------
                                                              1,792,300         2,297,147         485,304           2,444,761
                                                       ----------------- ----------------- ------------------ -----------------
  Loan repayments (interest and
  principal)                                                    229,191           434,479          74,541             273,120
                                                       ----------------- ----------------- ------------------ -----------------
  Total additions (deductions)                                6,679,435         5,747,658       1,096,118           8,824,675
                                                       ----------------- ----------------- ------------------ -----------------
  Deductions from assets attributed to:
     Withdrawals                                             (1,953,030)      (10,936,077)     (1,275,192)         (4,472,061)
     Administrative expenses                                     (4,781)           44,340         (31,380)             (5,192)
     Loan withdrawals                                          (220,554)         (304,320)        (58,823)           (215,661)
                                                       ----------------- ----------------- ------------------ -----------------
  Total deductions                                           (2,178,365)      (11,196,057)     (1,365,395)         (4,692,914)
                                                       ----------------- ----------------- ------------------ -----------------
  Net increase (decrease) prior to interfund
     transfers                                                4,501,070        (5,448,399)       (269,277)          4,131,761
  Interfund transfers                                           (58,780)      (56,003,818)     52,786,005             994,207
                                                       ----------------- ----------------- ------------------ -----------------

  Net increase (decrease)                                     4,442,290       (61,452,217)     52,516,728           5,125,968
  Assets available for benefits at beginning
    of year                                                  13,803,144        61,452,217                -         24,055,442
                                                       ----------------- ----------------- ------------------ -----------------
  Assets available for benefits at end
     of year                                                $18,245,434      $          -     $52,516,728         $29,181,410
                                                       ================= ================= ================== =================

      See notes to financial statements.

                             Witco Corporation Employee Retirement Savings Plan

                          Statement of Changes in Assets Available for Benefits,
                                           with Fund Information
                                     (Modified Cash Basis) (continued)

                                       Year Ended December 31, 1997

                                                                                               Fidelity
                                           Fidelity           Fidelity         Fidelity          Asset             Fidelity
                                            Asset          International        Equity          Manager             Growth
                                           Manager           Growth and         Income          Growth              Company
                                            Fund            Income Fund          Fund            Fund                Fund
                                       ----------------  ---------------- ---------------- -------------------  ---------------

Additions (deductions) to assets
attributed to:
Investment income
   Net appreciation (depreciation) in
     fair value of investments             $  1,476,708     $      89,767     $  3,628,570         $   656,907    $     829,133
   Interest                                           -                 -                -                   -                -
   Dividends                                  1,210,271           333,415        1,180,930             707,274        1,177,132
                                       ----------------  ---------------- ---------------- ------------------- ----------------
                                              2,686,979           423,182        4,809,500           1,364,181        2,006,265
                                       ----------------  ---------------- ---------------- -------------------  ---------------
Contributions
   Participants                                 848,668           522,512        1,331,292             447,618        1,103,613
   Employer                                     265,088           151,126          338,111             121,919          275,275
                                       ----------------  ---------------- ---------------- ------------------- ----------------
                                              1,113,756           673,638        1,669,403             569,537        1,378,888
                                       ----------------  ---------------- ---------------- -------------------  ---------------
Loan repayments (interest and
   principal)                                   153,123            75,688          216,617              81,507          136,289
                                       ----------------  ---------------- ---------------- -------------------   --------------
Total additions (deductions)                  3,953,858         1,172,508        6,695,520           2,015,225        3,521,442
                                       ----------------  ---------------- ---------------- -------------------   --------------
Deductions from assets attributed to:
   Withdrawals                               (2,958,851)       (1,099,848)      (2,602,461)           (897,408)     (1,648,611)
   Administrative expenses                       (5,261)             (217)          (5,953)               (722)           (531)
   Loan withdrawals                            (146,815)          (71,313)        (151,228)            (48,715)        (93,278)
                                       ----------------  ---------------- ---------------- -------------------  ---------------
Total deductions                             (3,110,927)       (1,171,378)      (2,759,642)           (946,845)     (1,742,420)
                                       ----------------  ---------------- ---------------- -------------------  ---------------
Net increase (decrease) prior to
   interfund transfers                          842,931             1,130        3,935,878           1,068,380        1,779,022
Interfund transfers                            (439,478)         (512,439)       3,640,303             609,702        (411,874)
                                       ----------------  ---------------- ---------------- -------------------  ---------------
Net increase (decrease)                         403,453          (511,309)       7,576,181           1,678,082        1,367,148

Assets available for benefits at
   beginning of year                         13,289,473         6,126,794       14,651,837           5,132,138       11,027,280
                                       ----------------  ---------------- ---------------- ------------------- ----------------
Assets available for benefits at end
   of year                                  $13,692,926        $5,615,485      $22,228,018          $6,810,220      $12,394,428
                                       ================  ================ ================ =================== ================

See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information

                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1997


                                                                        Fidelity
                                                                      Institutional
                                                     Fidelity Asset      Short-
                                                       Manager:        Intermediate          Participant
                                                        Income          Government              Loans
                                                         Fund             Fund                Receivable            Total
                                                 ------------------  ------------------ -------------------- -------------------

Additions (deductions) to assets attributed to:
Investment income
   Net appreciation (depreciation) in fair value
     of investments                                   $      76,792       $      (4,278)      $        --         $   15,643,515
   Interest                                                    --                  --                  --              3,533,112
   Dividends                                                112,314             387,777                --              7,003,128
                                                      --------------------------------------------------------------------------
                                                            189,106             383,499                --             26,179,755
                                                      --------------------------------------------------------------------------

Contributions
   Participants                                              85,974             415,212                --             10,251,274
   Employer                                                  25,105             136,729                --              2,836,480
                                                      --------------------------------------------------------------------------
                                                            111,079             551,941                --             13,087,754
                                                      --------------------------------------------------------------------------

Loan repayments (interest and principal)                     13,596              74,962          (1,439,806)             323,307
                                                      --------------------------------------------------------------------------
Total additions (deductions)                                313,781           1,010,402          (1,439,806)          39,590,816
                                                      --------------------------------------------------------------------------

Deductions from assets attributed to:
   Withdrawals                                             (433,484)           (999,208)           (522,200)         (29,798,431)
   Administrative expenses                                     (662)                (95)               --                (10,454)
   Loan withdrawals                                          (7,417)            (63,576)           1,381,700                  --
                                                      --------------------------------------------------------------------------
Total deductions                                           (441,563)         (1,062,879)             859,500         (29,808,885)
                                                      --------------------------------------------------------------------------

Net increase (decrease) prior to interfund
   transfers                                               (127,782)            (52,477)           (580,306)           9,781,931
Interfund transfers                                         116,044            (719,872)                --                    --
                                                      --------------------------------------------------------------------------

Net increase (decrease)                                     (11,738)           (772,349)           (580,306)           9,781,931
Assets available for benefits at beginning of
   year                                                   1,640,756           6,408,743            3,593,922         161,181,746
                                                      --------------------------------------------------------------------------

Assets available for benefits at end of
   year                                               $   1,629,018       $   5,636,394        $   3,013,616       $ 170,963,677
                                                      ==========================================================================




   See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

                          Notes to Financial Statements
                              (Modified Cash Basis)

                     Years Ended December 31, 1998 and 1997

1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING BASIS

The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest income and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

INVESTMENT VALUATION

Investments are stated at fair value. Fair value is determined by quoted market prices, if an active market exists, or redemption values, which approximate market value.

GAINS/(LOSSES)

The change in the difference between the fair value and the cost of investments is reflected as unrealized gains/(losses) in the aggregate fair value of investments. Realized gains and losses on the disposal of investments are calculated as the difference between the proceeds received and the cost of investments sold.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Witco Corporation Employee Retirement Savings Plan ("Plan") is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Witco Corporation and subsidiary companies ("Witco" or "Company") in following a systematic savings program. Fidelity Investments is the trustee and recordkeeper of the Plan.

An employee becomes eligible to participate in the Plan on the first day of the month following 31 days of service. The Company's matching contribution is 50% of the basic employee contributions up to 6% of their base salary except for certain collective bargaining employees whose participation is based upon the terms of their respective collective bargaining agreements. In addition, employees may elect to make supplementary after-tax and pre-tax contributions of 1% to 9% of their base salary except for certain collective bargaining employees who are limited based upon the terms of their respective collective bargaining agreements.

               Witco Corporation Employee Retirement Savings Plan

                              (Modified Cash Basis)

2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan permits pre-tax and after-tax contributions by participants. Certain collective bargaining employees are excluded from making after-tax contributions. Participants may direct the pre-tax contributions and after-tax contributions, including Company matching contributions, to be invested in one or more of ten funds. The ten funds include a Witco Common Stock Fund, and various diversified bond and equity funds as described below.

     WITCO COMMON STOCK FUND - invests primarily in Witco company stock, and a portion in money market instruments for liquidity.

     MANAGED INCOME PORTFOLIO II - is a stable value fund. It seeks to provide a competitive level of income over time while preserving the value of investments by purchasing investment contracts issued by major insurance companies and banks and short-term instruments.

     FIDELITY MAGELLAN FUND - is a growth fund. It seeks long-term capital appreciation by investing in the stocks of well-known and lesser known foreign and domestic companies.

     FIDELITY ASSET MANAGER FUND - is an asset allocation fund. It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term and money market instruments.

     FIDELITY INTERNATIONAL GROWTH AND INCOME FUND - seeks capital growth and current income, by investing principally in foreign equity securities.

     FIDELITY EQUITY INCOME FUND - is a growth and income fund. It seeks reasonable income by investing in income-producing equity securities. The Fund tries to achieve a yield that exceeds the composite yield on securities composing the S&P 500.

     FIDELITY ASSET MANAGER: GROWTH FUND - is an asset allocation fund. It seeks to maximize total return over the long-term by allocating its assets among and across domestic and foreign stocks, bonds and short-term and money market instruments.

     FIDELITY GROWTH COMPANY FUND - is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks.

     FIDELITY ASSET MANAGER: INCOME FUND - is an asset allocation fund. It seeks a high level of current income by allocating its assets among domestic and foreign stocks, bonds and short-term and money market instruments.

     FIDELITY INSTITUTIONAL SHORT-INTERMEDIATE GOVERNMENT FUND - is an income fund. It seeks a high level of current income consistent with preservation of principal by investing exclusively in U.S. government securities.

               Witco Corporation Employee Retirement Savings Plan

                              (Modified Cash Basis)

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participants are immediately vested in contributions made by them and become fully vested in the contributions made by Witco after they have completed three consecutive years of participation in the Plan or five years of service to Witco. All former Sherex participants are immediately vested in contributions made by Witco. Participants who have been terminated for reasons beyond their own control become fully vested in Witco's contributions upon their termination. Non-vested contributions by Witco which have been forfeited by participants are applied to reduce future contributions by Witco. Terminated participants whose account balance is in excess of $5,000 ($3,500 in 1997) may elect to defer receipt of such amounts until the required distribution date.

Employees participating in the Plan will not be subject to federal income tax on amounts contributed to the Plan by Witco and earnings allocated to their accounts until such time that their participating interest in the Plan is distributed to them. The Plan provides that participants may elect to have their pre-tax contributions, subject to certain limitations, excluded from taxable income pursuant to Section 401(k) of the Internal Revenue Code.

Employees are permitted to make hardship withdrawals if certain criteria are met. Only one hardship withdrawal a year is permitted.

Employees may borrow up to the lesser of $50,000 or 50% of their vested account balance at an interest rate of 1% above prime. Loan repayments are made automatically through payroll deductions.

Witco, by action of its Board of Directors, may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. In addition, Witco may terminate or amend the Plan for any reason, at any time, provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 14, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee of Witco Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax exempt.

               Witco Corporation Employee Retirement Savings Plan

                              (Modified Cash Basis)

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                         DECEMBER 31
                                                   1998               1997
                                          ------------------ -----------------

Witco Common Stock Fund*                       $10,211,683        $18,245,434
Managed Income Portfolio II                     50,905,087         52,516,728
Fidelity Magellan Fund                          39,533,984         29,181,410
Fidelity Asset Manager Fund                     14,521,967         13,692,926
Fidelity Equity Income Fund                     21,109,390         22,228,018
Fidelity Growth Company Fund                    15,230,895         12,394,428

*Party-in-interest investment



5. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor is currently in the process of addressing date sensitive issues associated with Year 2000. The Plan Sponsor expects to implement the final phase of its Year 2000 project on October 1, 1999 and does not expect it to have a significant effect on plan operations.

The Plan Sponsor has ascertained that failure to alleviate the Year 2000 issue could result in possible system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. The Plan Sponsor is in the process of developing contingency plans for its critical activities, which involve, among other things, manual and external processing of transactions. Development of such plans will be approximately 95% complete by the end of the second quarter of 1999, with the remaining plans expected to be completed during July 1999.

The third party service provider has informed the Plan Sponsor that all of its mission critical systems have been made Year 2000 compliant and contingency plans have been drafted and approved. The third party service provider is currently in the process of performing external testing which is expected to be completed before the end of 1999.

6. SUBSEQUENT EVENTS

On June 1, 1999, Witco and Crompton & Knowles Corporation ("C&K") announced their intention to merge. Under the agreement, each share of C&K common stock will be converted into one share of C&K Witco Corporation ("Newco") and each share of Witco common stock will be exchanged for 0.9242 shares of common stock of Newco.

On June 23, 1999, Witco announced an agreement to sell its Oleochemical and Derivaties business. Completion of this sale may have an impact on the assets of the Plan.

                             SUPPLEMENTAL SCHEDULES

               Witco Corporation Employee Retirement Savings Plan

                             EIN-13-1870000 Plan 034

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                                 SHARES,
                                                                 UNITS OR
                                                                 PRINCIPAL                            CURRENT
                               DESCRIPTION                         AMOUNT           COST               VALUE
------------------------------------------------------------------------------------------------------------------
Witco Common Stock Fund*                                          1,699,115       $16,290,589         $10,211,683
Managed Income Portfolio II                                      50,905,087        50,905,087          50,905,087
Fidelity Magellan Fund                                              327,214        28,283,635          39,533,984
Fidelity Asset Manager Fund                                         835,076        13,660,753          14,521,967
Fidelity International Growth and Income Fund                       278,504         5,230,988           5,823,524
Fidelity Equity Income Fund                                         380,007        16,389,908          21,109,390
Fidelity Asset Manager: Growth Fund                                 424,203         7,071,953           7,924,114
Fidelity Growth Company Fund                                        298,528        11,940,760          15,230,895
Fidelity Asset Manager: Income Fund                                 141,849         1,645,564           1,747,579
Fidelity Institutional Short-Intermediate Government Fund           614,757         5,836,826           5,809,452
Participant Loans Receivable                                                                            3,063,427





*Party-in-interest investment

               Witco Corporation Employee Retirement Savings Plan

                             EIN-13-1870000 Plan 034

                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1998

Series of transactions during the year ended December 31, 1998, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. There were no category (i), (ii), or (iv) reportable transactions during 1998.


                                                                        Number    Aggregate      Number
                                                                          of      Value of         of
                                     Description                       Purchase   Purchases/     Sales
Identity of Party Involved            of Asset                      Transactions  Deposits*   Transactions
------------------------------------------------------------------------------------------------------------

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Witco Corporation             Witco Common Stock Fund                    243    $ 9,289,408        210

Fidelity Investments          Managed Income Portfolio II                242     15,799,960        237

Fidelity Investments          Magellan Fund                              243     10,923,818        222

Fidelity Investments          Equity Income Fund                         236      5,807,186        200



                                                                           Aggregate
                                                                            Value of       Cost of
                                     Description                             Sales/         Sales/
Identity of Party Involved            of Asset                             Withdrawals*   Withdrawals Gain/(Loss)
-----------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Witco Corporation             Witco Common Stock Fund                     $ 6,361,030   $ 6,357,402   $     3,628

Fidelity Investments          Managed Income Portfolio II                  17,411,601    17,411,601            --

Fidelity Investments          Magellan Fund                                 8,404,804     7,159,538     1,245,266

Fidelity Investments          Equity Income Fund                            8,176,963     6,855,067     1,321,896




* Current value at date of transaction.